

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2024

Paul Vassilakos
Chief Executive Officer
Eightco Holdings Inc.
101 Larry Holmes Drive, Suite 313
Easton, Pennsylvania 18042

      Re: Eightco Holdings Inc.
          Form 10-K for the Fiscal Year ended December 31, 2023
          Filed April 2, 2024
          File No. 001-41033

Dear Paul Vassilakos:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023

Management's Discussion and Analysis
Warrant Accounting, page 37

1. We note your disclosure indicating that based on guidance in FASB ASC 815 you classified warrants that were issued in connection with convertible notes, as referenced in Note 16, as liabilities. However, it appears that you report warrants within equity/additional paid in capital on page F-5.

   Please address this apparent inconsistency and provide us with the analysis that you performed of the applicable accounting guidance and warrant provisions in determining the appropriate accounting and classification for the warrants.

   Please also explain to us how you considered the guidance in the April 12, 2021 Staff Statement on Accounting and Reporting Considerations for Warrants, in formulating your approach. You may view that guidance at the following website location.

   https://www.sec.gov/news/public-statement/accounting-reporting-warrants-issued-spacs

Please expand your disclosures in Note 2 to include your accounting policy for warrants.

Financial Statements
Note 1 - Nature of Operations and Basis of Presentation, page F-7

2.   We note your disclosures indicating that you previously sold BTC bitcoin mining equipment and developed a non fungible token (NFT) character set under the Web3 business though have no intention of continuing that businesses at this time. We note similar disclosures about halting the BTC and Web3 businesses on pages 4 and 5.

Please expand your disclosures to clarify the extent of any revenues or expenses, gains or losses associated with the BTC and Web3 businesses that you recognized for the periods presented in your filing, including the extent of any assets (e.g. PP&E, inventory or intangible assets) related to the businesses that have either been retained, sold or written off; and for any assets retained as of December 31, 2023, provide us with any analyses that you performed of their recoverability.

Please reconcile the disclosures referenced above with those associated with revenues and cost of revenues on page 37, which indicate you are anticipating future sales of bitcoin mining equipment, and the disclosures of CW Machines LLC, on page 5, which describe this subsidiary as a reseller of Bitcoin mining equipment and services.

Note 2 - Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-9

3.   We note your disclosure on page 4 indicating your subsidiary Forever 8 provides funding solutions for businesses by purchasing inventory on behalf of its customers, applying a mark-up and collecting revenues as the products are sold.

Please expand your disclosure to clarify whether your role in these transactions is that of a principal or agent, and describe the particular aspects of the associated contractual arrangements that you believe are consistent with your assessment; it should be clear how you have considered the guidance in FASB ASC 606-10-55-36 to 55-40.

Please clarify the nature and extent of any control that you have over the inventory while in your custody. For example, describe any discretion that you have with regard to transaction pricing, and describe any inventory and sales risks that you assume.

Also clarify whether you are entitled to any incremental fees from vendor customers for unsold inventory, and whether you have an option to put/sell the inventory to vendor customers under any circumstances.

Note 4 - Acquisitions, page F-11

4.   We note your disclosure regarding your October 1, 2022 acquisition of Forever 8 Fund

LLC (Forever 8), indicating the Sellers received $37.9 million purchase consideration including 215,000 preferred membership units of Forever 8 valued at $7.3 million, and convertible promissory notes valued at $24.5 million.

Please identify the counterparties in that transaction and describe any associations between or among them, and you, including the extent of any common ownership of the entities involved just prior to the transaction and subsequently.

Tell us how you considered the guidance in FASB ASC 805-50-45-1 to 45-5, FASB ASC 805-50-50-1 to 50-4, and FAS ASC 805-50-15-6.

For example, this should encompass the interest of your CEO Paul Vassilakos, who we understand was also the President of Forever 8 prior to its acquisition, and is identified as the representative of the seller in the Membership Interest Purchase Agreement filed as Exhibit 2.2 to your Form 10-K.

We also note disclosure in Note 17 on page F-21 indicating the convertible promissory notes were issued to related parties.

5. If your merger with Forever 8 was not a transaction among entities under common control, then please explain to us how you applied the guidance in FASB ASC 805-10-55-11 to 55-15 in identifying the accounting acquirer.

Given your disclosure on page 34, indicating the promissory notes issued in that transaction provide the holders with "sole and absolute discretion" to convert all or part of the promissory notes into Eightco Holdings Inc. common shares, tell us how you considered the number of shares into which the notes may be converted in determining that the sellers would not effectively control, or have the ability to control upon conversion, Eightco Holdings, Inc. if that is your view.

Please provide us with your analysis of the conversion provisions and your determination of the number of shares that would be issuable upon conversion, beginning with the transaction date and extending through each subsequent period.

6. If your merger with Forever 8 was not a transaction among entities under common control, and if you are able to show that Forever 8 was properly identified as the target in the business combination, explain to us how you determined the $19 million value ascribed to intangible assets, as reported on page F-11.

Provide us with details of your assessment and describe any changes relative to the intangible assets reported in the financial statements of Forever 8, which you filed as Exhibits 99.2 and 99.3 to a Form 8-K/A on November 14, 2022, showing a carrying value of $415,301 as of June 30, 2022.

Finally, tell us how you assessed the intangible assets for impairment as of December 31, 2023 and provide us with the underlying analysis.

Paul Vassilakos
Eightco Holdings Inc.
May 22, 2024
Page 4

7.   We note that you report the $7.3 million ascribed to the preferred units issued to the Sellers in the October 2022 acquisition of Forever 8 as additional paid in capital on page F-5, although disclose on page 34 that the preferred members have a put right under which Eightco Holdings Inc. may be required to redeem the preferred units.

Please expand your disclosure to clarify the status of the put right as of December 31, 2023 and to explain how you considered the put right in classifying the instruments on the balance sheet. Tell us how you considered the guidance in ASU 2020-06 and ASC 480-10-S99 in concluding that the preferred units would not be classified as mezzanine equity, outside of permanent equity on the balance sheet.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lily Dang at 202-551-3867 or John Cannarella at 202-551-3337 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brett Vroman - CFO